UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 2023

Commission File Number: 001-41386

OKYO Pharma LTD
(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 14, 2023, OKYO Pharma Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain individual and institutional investors, with respect to the issuance and sale (the “Offering”) of 2,666,670 Ordinary Shares at a price of $1.50 per Ordinary Share for gross proceeds of $4,000,000.

The Offering closed on September 15, 2023.

The Company intends to use the net proceeds from the Offering for clinical development of the Company’s product candidates, general corporate purposes and working capital.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as 10.1 hereto and incorporated herein by reference.

The Ordinary Shares are offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-272516) filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on June 14, 2023.

The legal opinion of Carey Olsen (Guernsey) LLP, counsel to the Company, relating to the legality of the issuance and sale of the Ordinary Shares in the Offering is filed as Exhibit 5.1 hereto.

EXHIBITS

Exhibit Number	Description
5.1	Opinion of Carey Olsen (Guernsey) LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Carey Olsen (Guernsey) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: September 15, 2023	By:	/s/ Keeren Shah
Keeren Shah
Chief Financial Officer

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